Alcohol Cocktails Adventure Distillery Community

Epec - James F.C. Hyde Sorgho Whiskey

Pioneering a gluten-free, 100% American-grown sorghum "whiskey like no other"

JAMESFCHYDE.COM PLANTATION FLORIDA


AMERICAN GROWN SWEET SORGHUM.
A Whiskey Like No Other
Like No Other



Sorghum is the primary ingredient of history's oldest and most popular spirit, Chinese Baijiu, and now we're using it to make a brand new type of American whiskey the world has never tasted. James F.C. Hyde Sorgho® Whiskey's unique combination of flavor and aroma notes delight the palate, whether neat, on the rocks, in classic cocktails like a... more

Steve Vanechanos Executive Chairman of the Board @ Epec - James F.C. Hyde Sorgho Whiskey

Why you may want to support us...

1. Over $2.5 million invested from over 1,000 investors in nearly a decade to get to this point in our development.
2. Distribution in 10 U.S. state including the 4 largest US spirits markets of CA, TX, FL and NY.
3. Case volume of James FC Hyde Sorgho Whiskey nearly tripled in 2018 vs 2017. Q4 2018 case volume exceeded ALL of 2017.
4. Two year term of 6% Convertible Note offers investors 6% capital appreciation of invested capital per year for two years, and two years of risk mitigating conversion price protection.
5. "Best in category" and 5/5 rating from The Whiskey Wash
6. Partnerships with America's sorghum growers. including National Sorghum Producers and United Sorghum Checkoff Program
7. Major investment in Delta BioRenewables, resulted in a royalty free technology license granting access to all sorghum planting, harvesting and processing technology developed by DBR over the last decade of its operation. When paired with our Sorgho Whiskey trademark affords us proprietary, defensible competitive advantages.
8. Made TV debut with "free" airtime on KSNV segment on "Great Whiskey Cocktails".

Why investors ❤ us

WE'VE RAISED $2,795,249 SINCE OUR FOUNDING



I am a proud investor in Sorgho Whiskey for several reasons.First, it's a remarkable whiskey with an uncanny smoothness accompanied by a very appealing set of flavor and aroma notes. Second, the sheer size of the opportunity. It boggles my mind, with the excellent quality of this sorghum whiskey, and with Chinese Baijiu being the world's oldest and most popular spirit made primarily from sorghum, that nobody thought to make an American sorghum whiskey before now. The sky's the limit for James F.C. Hyde Sorgho Whiskey's potential. Third, the American whiskey market is hot, especially in the premium and super premium segments, both in the U.S. and abroad. Fourth, the company did a great job... read more

Dr. Mike Piegari

Investor in Sorgho Whiskey and Practicing Gynecologist



Thanks Steve for all the info. Too many spirits, too little time.

Clinton Conner



I am a repeat investor. This is a great product and the founders have done a great job in exceeding expectations for growth in a short time. As demand increases for this incredibly smooth whiskey, I am confident the Hyde brand will rival the established great names in popularity (as it already outstrips them in flavor). It's an exciting opportunity to get to be a part of it from the early stages.

Christopher Greenstein

Former military officer and Sr. International Security Specialist. Love Sci-Fi and Fantasy- want to wisely invest for a brighter future.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Steve Vanechanos
Executive Chairman of the Board
Board member of the Sweet Sorghum Association; Previously CEO of DynamicWeb, sold @ $50mm valuation



Brian Van Flandern
Board of Directors - Strategic Industry Relations
World renowned Michelin 3-Star mixologist and cocktail book author. Named America's Top Mixologist by the Food Network. Featured in dozens of publications and TV shows, and sold 100,000 book copies.



James Hyde
Vice Chairman of the Board
Former Vice Chairman of the American Stock Exchange. Proud St. Johns graduate.



Ron Miller
Co-Vice Chairman
Early ethanol pioneer as President/CEO of Fortune 1000 Aventine Renewable Energy. Founding member/chairman of the Renewable Fuels Association. Named "Entrepreneur of the Year" by Ernst and Young.



Glenn Pohs



Steven Relis
Chief Financial Officer



Jeff Griffith
Creative Director



Jim Salzano
Publicity Director



Steven Heller
Corporate Secretary

In the news

Downloads

- Barrons feature.pdf
- Promotional flyer.jpg
- THE CHINESE SUGAR CANE.pdf

A New Category of Whiskey—100% American-Grown Sorghum

We've created an exceptionally smooth and rare whiskey from the gluten-free and environmentally friendly sorghum plant, one of the world's finest natural sweeteners.

Sorghum, or sorgho, has been the primary ingredient of the oldest spirit in history, Chinese baijiu, for over 5,000 years. Today, Chinese baijiu is by far the most popular alcohol in the world, with 1.1 billion cases sold in 2016.


JAMES
FC
HYDE
JERSEY ARTISAN DISTILLING

The American Market for Sorghum Spirits is Untapped

And we are proud to say we're one of the first sorghum whiskeys on the shelf.

In early 2016, James F.C. Hyde Sorgho Whiskey was officially approved a "whiskey," and we are already propelling sorghum whiskey to become a rival of bourbon and rye.



Our customers LOVE the taste of James F.C. Hyde Sorgho Whiskey

"Smooth, versatile and delicious! I've recommended James F.C. Hyde to many of my friends who swear they don't like whiskey, and they find they LOVE this whiskey.
- Geri Miller (5-Star Facebook Review)

"I was a Jameson Irish Whiskey drinker until I tried James F.C. Hyde. It goes with everything, especially a good cigar. I would highly recommend this unique spirit."
- Randy McAdam (5-Star Facebook Review)

The Whiskey Market is Booming

The time has never been more ripe for a revolutionary new whiskey to enter the arena.

The global spirits market is worth \$100+ billion and is growing at 4.5% annually. American whiskey (Bourbon, Tennessee, and Rye) was up 7.7% in revenue in 2016. As a sorghum spirit, we also plan to tap into the \$80 billion market of Chinese baijiu.


50M
40M
30M
20M
10M
0
48 Million Cases Sold in 2016
2010
2012
2013
2014
2015
2016
9-Liter Cases of North American Whiskey Sold (Millions)

10,000,000 Cases of super premium whiskey sold per year	Addressable Market	8.2% super premiums market annual growth

We're making rapid and continuous progress in the market

We've secured distribution in ten states, including the 4 largest U.S. spirits markets (California, Texas, Florida and New York). Our sales are exploding with Sorgho Whiskey volume nearly tripling in 2018 vs 2017.

rating from The Whiskey Wash (Best in Category)	38000 Facebook Likes

What's next for Sorgho Whiskey?

We're planning to add at least 3 additional states in 2019


WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
WV
VA
NC
SC
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
DC
AK
HI

Marketing Strategy

We are using technology neglected by traditional whiskeys, such as social media and crowdfunding, to rapidly build up a community of brand ambassadors. Our board member, Brian Van Flandern, named America's Top Mixologist by Food Network, will also actively promote our product by building relationships with the nation's most prominent writers, restaurants, bars, and mixologists.

Use of Funds

Having acquired the distiller of our Sorgho Whiskey - Jersey Artisan Distilling - we're now turning our focus and resources to build up our barrel aging inventory and to further develop the James FC Hyde Sorgho Whiskey brand.

Together, We'll Disrupt the Whiskey Industry



James F.C. Hyde Sorgho Whiskey is not just a whiskey like no other–a new gluten-free American whiskey of remarkable smoothness and the highest quality, made from nature's miracle crop, sorghum, and possessing unlimited and untapped potential. It is a whiskey hell bent on revolutionizing two American industries, forever changing the landscape of both 1) the American whiskey market with a new Sorgho Whiskey "category" akin to bourbon and 2) the American agricultural landscape by launching sorghum as a mainstream ingredient in the American spirit market.

Most people would be content to revolutionize ONE. Why do we think it's within our grasp to revolutionize TWO?

Here's what we see that illuminates our revolutionary vision:

SHOW MORE

Investor Q&A

– COLLAPSE ALL

What does your company do?

Sorghum is the primary ingredient of history's oldest and most popular spirit, Chinese Baijiu, and now we're using it to make a brand new type of American whiskey the world has never tasted. James F.C. Hyde Sorgho® Whiskey's unique combination of flavor and aroma notes delight the palate, whether neat, on the rocks, in classic cocktails like a Manhattan or to inspire new world class cocktails. But don't just take our word for it–The Whiskey Wash gave us a 5/5 rating, a best in category.

Where will your company be in 5 years?

To pioneer a new category of American whiskey that rivals bourbon and rye. We believe sorghum will revolutionize the liquor industry, and we plan to lead the charge. Our team is led by a world renowned mixologist and business executives who have built multi-million dollar businesses. Sorgho Whiskey is already distributing in 10 states, including the 4 largest US spirits markets of CA, TX, FL and NY, and we're planning to launch in 3 more major states this year.

What is James FC Hyde Sorgho Whiskey?

It's the most unique and innovative American whiskey – since the Civil War, a whiskey like no other - made from American grown, gluten free sorghum.

Armed with trademark protection for Sorgho Whiskey, our ambition is to catapult Sorgho Whiskey success into new whiskey category status, placing it on equal footing with bourbon whiskey, scotch whiskey, rye whiskey, etc.

In that context, our James FC Hyde branded Sorgho Whiskey is the tip of the spear. The original brand launching Sorgho into the mainstream of the American whiskey market.

What is sorghum?

We like to refer to it as "nature's miracle crop". Why would we say that? Well imagine a crop that produced both an abundance of sugar like sugarcane, AND an abundance of grain like corn, but can be grown in places neither can AND is gluten free. That's sorghum.

Environmentally respectful and spartan in its use of inputs yet generous in its bounty.

Biologically, sorghum bicolor, is an ancient grass (at least 10,000 years old)indigenous to dry semiarid regions in places like Africa, China, Australia and India. It is the fifth most important cereal grain on earth. Because it can grow in harsh environments, and is usually grown without fertilizer or irrigation, it is oneof the most important staple foods for millions of poor rural people in the semiarid tropics of Asia and Africa. It is an incredibly efficient user of sunlight, water and soil nutrients. It can grow from seed to 12' – 14' in around 100 days.

Agriculturally, the United States Department of Agriculture ("USDA"), classifiessorghum as a grain. In 2015, the US planted over 8 million acres and harvested nearly 600 million bushels of grain (aka "milo").

First record of sorghum in the US comes from a Ben Franklin journal in 1757 in which he writes about using sorghum to make brooms. Nearly a century later, sweet sorghum entered the US in 1854 when the US Patent Office, seeking an alternative to southern grown sugar cane made with slave labor, imported seeds from China. The plan? Hand out sweet sorghum to "free state" farmers, north of the Mason – Dixon line, and have them develop a sugar industry independent ofslave labor.

Three years into this effort a Massachusetts horticulturist, penned the first authoritative "best practices" book for planting, growing, harvesting and processing sweet sorghum. The book, "The Chinese Sugar Cane", published in 1857, and the horticulturist turned author, our namesake, Mr James FC Hyde. Hyde would later become Newton MA first mayor in 1874.

I would be remiss if I didn't talk about Chinese baijiu in the context of what is sorghum and its presence in spirits market? Chinese baijiu is one of the oldest spirits on earth, dating back at least 5,000 years. And shockingly to most Americans, it is the best selling spirit on earth. Its primary ingredient is sorghum. In 2016 baijue sold 1.1 billion cases globally. Second place, vodka, less than half baijiu's volume with just under 500 million cases.

How big an opportunity is Sorgho Whiskey?

First, Yogi Berra is credited with having said, "It's tough to make predictions, especially about the future".

That said, let's start with a few historical facts to consider when thinking about the potential for Sorgho Whiskey. According to the Distilled Spirits Council the "American Whiskey Boom Continues". "American whiskey – Bourbon, Tennessee and Rye – continued to captivate U.S. consumers with volumes up 6.8 percent to 21.8 million cases and revenues up 7.7 percent to $3.1 billion" in 2016.

Then consider:

1) We've developed a disruptive spirit. What we call, "The most unique and innovative American spirit since the Civil War – a whiskey like no other - made from 100% American grown sorghum";

2) Its exceptional smoothness; its uncanny quality, it's made from one of the most environmentally friendly crops in the world, and it's gluten free;

3) We've been granted trademark protection for "Sorgho Whiskey" and our ambition is to elevate it to new American whiskey category akin to bourbon or rye;

4) We've made substantial investment in a our Sorgho Whiskey supply chain, securing a strategic choke hold on the critical sorghum technology necessary to scale Sorgho Whiskey production to several hundred thousand cases per year;

5) While the American market for sorghum spirits is virtually untapped, sorghum is the primary ingredient used in the globe's most popular spirit, Chinese baijiu, shipping over 1.1 BILLION cases in 2016.

We like to think we've exercised a lot of foresight, anticipated the evolution of the disruptive market we're developing and we've laid a solid foundation capable of supporting a tall skyscraper. If we're as successful as we expect, we expect to be acquired by one of the big guys. And because we're a whiskey company that's built on a cornerstone of intellectual property, and because our potential is nearly unlimited, we expect the acquirer to acknowledge such with an unprecedented price multiple.

How did the company get started?

We started with some early experimentation in late 2013. We already had the sorghum farm and thought we were going to make biofuel. Then these cool sugars came out and it suddenly seemed like it would be a waste to burn them in cars. It made a lot more sense for us to say we should try to make a spirit out of this. If someone can make a good spirit out of sugarcane sugar, and our sugar's better than theirs, we should be able to make a good spirit out of sorghum. We started doing some experiments with different distillers, and different leafs, and different leeching techniques. We did a bunch of that and finally settled on a formulation. It not only specified the sorghum syrup but the kind of yeast to use and the proof when it comes off the still. Then we put it in barrels. We always use new American oak, like what's required for bourbon. With the exception of starting with corn, we follow all of same the rules as the bourbon guys. Our first label was approved as something other than whiskey. We had a legal label, bottled up some samples, and took them to an event called the Security Traders Association of New York. They were hosting a bootlegger event and it was the summer of 2015. It became our coming out party. We didn't sell anything and just shared samples. At that time we were calling the product sorghrum, a name we had trademarked. And when people asked us what it was we said it was kind of like whiskey. Mentally we had started to already position it as a whiskey. Next we applied to change our label and get into the whiskey family, and that happened very early in 2016.

What's been happening these last 18 months since your last Wefunder campaign?

When we launched on Wefunder in July 2017, we were a company with a great new innovative product - Sorgho Whiskey (a sorghum whiskey) - with nearly unlimited potential, and a plan to build a successful national brand. But it was early in our journey. We had but limited distribution in four states (NJ, NY, MD & FL), and limited brand recognition.

Since, then we've expanded into more major markets. We've added Illinois, Massachusetts, Texas, California, Kansas and Nevada. We've added hundreds of points of distribution (on and off premise accounts) throughout those states. Many, nationally recognized retail brands like Total Wine, Shop Rite and Applebee's.

We've acquired the distillery - Jersey Artisan Distilling - that produces James FC Hyde Sorgho Whiskey and we've achieved several milestone accomplishments that are clear evidence of dramatic progress on the brand recognition front. We're beginning to appear in cocktail recipe books, and in our proudest moment as a brand, James FC Hyde Sorgho Whiskey made its TV debut with "free" airtime on a KSNV (NBC affiliate out of Nevada) segment on "Great Whiskey Cocktails".

In short, we've made dramatic progress from being merely a great, innovative idea and product, to achieving our goal of becoming a nationally recognized craft brand. A lot of the things we said that we were going to try and make happen, we're making happen.

How have sales been?

We now have distribution in 10 U.S. states, including the 4 largest spirits markets (California, Texas, Florida and New York).

As a result 2018 Q4 case volume of James FC Hyde Sorgho Whiskey exceed ALL of 2017 volume, and full year 2018 nearly tripled 2017.

With the acquisition of Jersey Artisan Distilling behind us, we're now able to invest additional resources into marketing, selling and brand development. As a management team, we remain as committed as ever to deliver "exponential", top line revenue growth. We intend to continue that effort into the foreseeable future

Can you share your thoughts on the Valuation Cap of your offering?

Even before we began Crowdfunding - back when we depended on Reg D private placements - our valuation has been based largely on the unique potential we have to make our disruptive and trademark protected Sorgho Whiskey an entirely new whiskey category - akin to bourbon, scotch, and rye whiskeys. Success, and there are many challenges to overcome along the way, will make us a very valuable company.
Considering George Clooney recently sold Casamigos tequila for nearly $1 billion, the upside is dramatic if we succeed. As we execute more and more of our business plan to turn James FC Hyde Sorgho Whiskey into a nationally recognized brand, we get closer to our goal. Each milestone achievment takes some risk out of our project - effectively increasing our value.
We began "Offering" equity shares via Crowdfunding with an offering at Wefunder in July 2017 with a fully diluted Valuation Cap ("VC") of $3.6 million. We concluded an offering at Startengine, nearly a year later, on April 30, 2018 with a VC of $4.8125 million.
Since then, in addition to having raised over $700,000 from nearly 1,000 new owners / brand ambassadors, we've acquired the distillery that produces James FC Hyde Sorgho Whiskey, and continue to make dramatic progress in sales growth (2018 volume nearly tripled 2017 volume), brand awareness (appearances in whiskey cocktail books and NBC Las Vegas TV segment on "Great Whiskey Cocktails") and market penetration (now available in ten states including 4 largest U.S. markets of CA, TX, FL and NY). All important milestone achievements as we strive for long term success.
With our recent progress behind us, and our key goals and objectives looking forward, we believe a fair valuation to be $7.15 million, but preceded by an early bird discount valuation of $6.5 million for the first $100,000 invested.
In addition, we've specifically chosen to offer a convertible note, with a 6% interest rate accrual, and a 2 year term. By doing so we are assuring investors a 6% per year appreciation of capital invested, and two years of price protection in case we have overvalued our offering price.

What is your marketing strategy going forward?

It's a long haul kind of approach. Brand building is a long deliberate exercise.
What's new is the power of social media. We use a layered hybrid model. A heavy dose of online brand building / brand awareness campaigns, paired with a support the brick and mortar folks on the ground campaign. Think in military terms. The online campaign is the air force preparing the ground or battle field for the army and marines, to make their job on the ground a lot easier.
It means we're running a coherent campaign. Every ad we run, has clear goals and objectives. We may not succeed with what it is we're trying to accomplish with an ad, but we know exactly why we're doing it. And every ad, complements every other ad.
What does that mean in plain English. Consider a typical state - Tennessee - we're trying to break into because we perceive a home field advantage (our sorghum comes from Memphis). Even though we don't yet have a TN distributor (permitting legal on the ground sales), we're running general brand awareness ads. Purpose? Create the conditions on the ground such that a TN distributor will want to distribute James FC Hyde Sorgho Whiskey. Once we acquire a distributor, we'll continue with the same statewide campaign, only amped up. Purpose? Help distributor sell to retailers. As retailers come aboard, another layer is added to the campaign. We bring a layer that is geographically targeted to consumers that live in the surrounding area to the retail establishments. Purpose? To help the retailers sell Sorgho Whiskey to consumers.
The case can be made, that my lack of experience and knowledge of the old formula for success in the spirit business, is an asset and not a liability. Why? Because the future path to success in this business is almost certainly dramatically different than the old formula. And I came into this with no preconceived notions about the right way to do it, only a desire to do it, an open mind and a great deal of insight into what was possible with digital marketing and advertising.

Your experience is not what one would expect from a disruptive spirit entrepreneur?

That's probably true.

I'm guessing there are few other leaders who are Internet geeks, including the necessary Internet patent (granted 1999, USPTO #5884309). I'm also guessing there are few other leaders who were sitting governors of a national Stock Exchange – the American Stock Exchange, where I chaired its Technology Committee and served on its Audit and Finance Committees from 2005 – 2008.

But maybe – just maybe, given the world we live in in 2019, having a heavy Internet background plus a heavy Wall street background, are big pluses when trying to launch a new spirit? If one thinks about it, launching our new Sorgho Whiskey spirit requires building a brand. Plus it requires an inventory buildup because necessary time in a barrel aging delays time to market. And both brand building and inventory accumulation require substantial capital.

A leader, not so steeped in Internet technology or at home with Wall Street, the Securities and Exchange Commission and securities law would likely approach the brand building, and financing task, relying on traditional methods.

But in 2019, we're living in an age in which digit brand building and marketing, with social networking (like Facebook) and search (like Google & Bing), has fundamentally altered the dynamics of advertising. We're all familiar now with the concept of something going "viral". I'm not implying we're relying on "viral" behavior to drive our campaigns, but I point to the phenom of "viral" to illustrate the full potential of the digital world. Unknown content can go from standing start, to huge "consumer" awareness, in an accelerated fashion, at a near zero cost basis.

The key, is to have a coherent strategy which takes full advantage of digital capabilities, to accomplish marketing / brand building campaign goals at an accelerated pace, and a minimal cost, relative to more traditional practices

Equally as relevant is how to approach the financing challenge in 2019. Ina word, Crowdfunding. With nearly 3 years of history behind it now, its becoming clear it is the perfect tool to both raise capital, and to build a retail brand. We've not only raised $700,000+, but we've built an army of about 1,000 owners / brand loyalists / brand advocates - all contributing to our project both capital and energy / enthusiasm, and helping us gain success. In short, Crowdfunding has evolved from an interesting idea when we first approached it in 2017, into a linchpin of our going forward strategy.

What potential challenges worry you the most?

In Robert Browning's world of literature, "a man's reach should exceed his grasp". But in the real world, if a man's got an 8' gap to cross a chasm below, his reach better not be 7'11" or tragedy will follow.

The biggest worry I have, is the scope of our challenge / opportunity, and its potential to be beyond our grasp.

The nature of what we're doing developing the James FC Hyde Sorgho Whiskey brand, requires us to drag along the developing sorghum molasses supply chain. Developing a new whiskey brand, within a new whiskey category is a pretty heavy lift. Having to drag along the supply chain to insure available raw materials adds another layer of difficulty and another potential point of failure.

While I was developing ground breaking Internet technology, I followed one simple philosophy: buy what we can, invent what we must. That philosophy hasn't changed. The reality is, if we don't develop the supply chain for our raw material, nobody will, and our growth will be constrained. It's a non optional mission that goes hand in glove with success building the James FC Hyde Sorgho Brand.

But if we're able to successfully build the Sorgho Whiskey brand AND carry along the supply chain, our strategic advantage in the spirits industry is unmatched. And we should expect a sales multiple even more attractive than George Clooney's Casamigos Tequila.

What does success in 2019 mean for you?

Success means achieving many of our 2019 business plan goals and objectives:
It means continuing to build up our “community” of owners / brand loyalists / brand ambassadors;
It means continuing our trend of exponential sales growth (nearly 300% in 2018 vs 2017);
It means gaining brand recognition and traction in the 10 states we're already distributed in, with a special focus on developing the 4 largest U.S. markets (CA, TX, FL & NY);
It means stimulating consumer demand and expanding brand awareness;

It means adding several key markets to our distribution list (Michigan, upstate NY, Connecticut and Tennessee);
It means further strengthening our relationship with America's sorghum growers, in the form of potential market development resources from United Sorghum Checkoff Program;
It means continuing to build up our barrel aging inventory to support surging demand for James FC Hyde Sorgho Whiskey;

And it means making progress utilizing our technology license to scale the production of sorghum by transplanting it to the America's Sorghum Capital - the great state of Kansas.

What are your biggest selling points as a business?

The baijiu and the sorghum point, is that the largest selling spirit on earth is made from sorghum. In the U.S. sorghum is barely known. The concept that the world's most popular spirit - baijiu - is made larely from sorghum is a well kept secret. If we can get that point across, there's a huge untapped opportunity, and there's no real competition. We've got all of these advantages to dominate the space. It's a no brainer if you're betting on futures, which is really what it's about.

We'd like to think we laid the right foundation by having deep involvement, a core competency and a royalty free license for the production of sorghum molasses (the must have ingredient required to produce sorghum whiskey), and then having the intellectual property - a trademark on sorgho whiskey - assuring a defensible competitive advantage. We really like to think we've done a lot of forethought and that we've laid a lot of the foundation in preparation for building a really tall building. If we're successful I expect to get bought out, because I'm not going to run this thing. When it turns into just running the trains on time, you need another leader. You need somebody not me.

Ownership in Subsidiaries and Affiliate Companies

Presently, Epec has a proprietary interest in the following companies in Delta Bio Renewables, LLC, The Sorgho Alliance, Inc., Epic Spirits, Inc., and Jersey Artisan Distilling, Inc. More information on each entity is provided herein. 1. Delta Bio Renewables, LLC The foundation of our SCP effort began with our investment in Delta BioRenewables, LLC ("DBR") in 2012. DBR has entered into a license agreement with Epec under which DBR and Epec collectively establishing quality standards for the sorghum syrup that can be used to make licensed Sorgho Whiskey® and DBR is required to pay Epec a 5% fee on all syrup sold for the production of licensed Sorgho Whiskey®. Since 2009, DBR's focus has been to develop technology to enable production of high volume and quality, low cost sorghum sugar/syrup. It's been doing so by first incorporating as much sugar cane automated production equipment and technologies as practical into its own sorghum sugar processing operation. Further, it has developed proprietary technology, methods, best practices and techniques that are sorghum sugar extraction/processing specific (not necessarily applicable to sugar cane industry).
DBR, with our cooperation, is in the process of seeking a suitable sorghum grower to transplant its technology to further scale production. 2. The Sorgho Alliance, Inc. The Company formed a wholly-owned subsidiary, The Sorgho Alliance, Inc. (f/k/a the Sorghrum™ Alliance, Inc.), for the purpose of launching our Sorgho Whiskey® brand and to handle all future licensing opportunities of the mark to sorghum sugar producers and Sorgho Whiskey® distillers, which will then be responsible for: 1) developing product standards (for both sorghum distiller's sugar and Sorgho Whiskey® spirits); 2) licensing use of the trademark to producers of sorghum sugar and distillers of Sorgho Whiskey®; and 3) managing compliance and the enforcement of its mark and licensing agreements. The Sorgho Alliance, Inc. will receive license fees from trademark users and other companies seeking to market Sorgho Whiskey® spirit products.The Sorgho Alliance, Inc. ("SA"), on July 18, 2015, entered into a licensing agreement with Jersey Artisan Distilling, Inc.. Since then, JAD has been producing Sorgho Whiskey for us. With our acquisition of JAD, the license agreement has effectively been rendered moot
3. Epic Spirits, Inc. The Company formed Epic Spirits, Inc. ("Epic Spirits") as a wholly-owned subsidiary to ensure that the first effort to launch the Sorgho Whiskey® spirit will be well resourced and highly dedicated. To that end, Epic Spirits will manage the production, marketing, and distribution of its own branded Sorgho Whiskey® – James F.C. Hyde Sorgho Whiskey®.4. Jersey Artisan Distilling, Inc. Jersey Artisan Distilling, Inc. ("JAD" or the "Distillery") is a craft Distillery founded in 2011 and by its Master Distiller Brant Braue. JAD has been the exclusive producer of James F.C. Hyde Sorgho Whiskey®. JAD has produced more sorghum based whiskey than any other distillery in the U.S. The Distillery is located at 32C Pier Lane West, Fairfield, NJ 07004. On May 17, 2018, Epec completed the acquisition of JAD.

Industry Analysis and Competiton

Sales of distilled spirits reached nearly $72B in 2016, as strong growth in the whiskey segment drove demand for super-premium alcohol brands. The spirits sector saw volume growth of 2.4%, revenue growth up 4.5% and export volume growth up 6.8%. High end premium and Super Premium categories drove case growth and revenue growth. In the American whiskey segment, High End Premium revenues were up 5.7% to $1.8B as the price category's revenue leader, Super-Premium volume sales were up 11.8% as the price category's volume increase leader, according to The Distilled Spirits Council. Overall, American whiskey sales were up 6.8% in volume to 21.8M cases, and revenues were up 7.7% to $3.1B in sales. The Distilled Spirits Council has determined that several factors are contributing to the spirits industry's steady growth, including: • the American Whiskey trend has plenty of room for growth, with the country trending back to historic levels of whiskey consumption.• Consumer demand for brands with authentic, interesting backstories.• Local distilleries drive interest in overall spirits category and help modernize state and local laws.• Cocktails uniquely positioned to meet adult millennials' demand for unique experiences.• Spirits are now a fixture in popular culture and have become part of the norm. Over the past decade plus, the U.S. wine and spirits industry has undergone dramatic consolidation and realignment of brands and brand ownership. The number of major importers in the U.S. has declined significantly. Today there are eight major companies: Diageo PLC, Pernod Ricard S.A., Bacardi Limited, Brown-Forman Corporation, Beam Suntory Inc., Davide Campari Milano-S.p.A., Remy Cointreau S.A. and Constellation Brands, Inc. A proliferation of new products and new expressions of existing brands within some of these companies, such as Smooth Amber by Pernod Ricard and Westland Distillery by Remy Countreau, demonstrates strength of the industry. The beverage alcohol industry is highly competitive. We believe that we can compete on the basis of a unique product, quality, and by building brand recognition. Sorgho Whiskey® is positioned as a super premium brand – a category showing significant annual growth in revenue and volume sales, with room to grow. Our product will compete with other alcoholic and nonalcoholic beverages for consumer purchases, retail shelf space, restaurant presence and wholesaler attention. We will be competing with numerous multinational producers and distributors of beverage alcohol products, many of which have greater resources than us. We have four direct competitors in the sorghum whiskey space, including:1. SS Sorghum Whiskey, distilled by Still 630.2. Southern Revival Brand Sorghum Whiskey, distilled by High Wire Distilling Co.3. Queen Jennie, distilled by Old Sugar Distillery.4. Brown Dog Sorghum Whiskey, distilled by AeppelTreow.

Product Distribution

Of all the commercially produced and sold spirits today, we are not aware of any that require a feedstock as scarce or as expensive as sorghum sugar. Those facts alone, are enough to drive our management's decision to position James F.C. Hyde Sorgho Whiskey® as a super-premium whiskey. Premium and Super Premium spirits of all kinds generally justify their premium pricing because of expensive production costs and supply scarcity. Some premium spirits, like Tito's, claim to distill its Vodka six times – the effect: improve product quality and add to production cost. Others, like single malt scotch producer Macallan, use extended barrel aging periods to add to production costs, improve product quality and create supply scarcity. A recent price for a bottle of Macallan 15-year-old scotch carries a suggested retail price of $100 per 750ml bottle. Also, by tracing sorghum's sugar history back to its abolitionist roots, and bringing prominent sorghum advocate, James F.C. Hyde, back to life with our brand, we are injecting a sense of 'old and traditional' into the whiskey – again to appeal to consumers of other super premium whiskeys. Our plan is to focus our marketing effort on a our home state of New Jersey, and neighboring New York City, while preparing the ground for other states we believe afford us a "home field advantage". Within New Jersey our campaign will target opinion leaders in the spirits industry – while expanding our multi-tiered integrated digital advertising paired with our brick and mortar, distributor friendly strategy. Success in our test markets of New Jersey and NYC, becomes the blue print for success – in derivative form – in other home field advantage states in which ground preparation activities are presently underway.

Marketing Strategy

The challenge any new consumer brand faces is the need to simultaneously stimulate consumer demand while driving product availability throughout a distribution channel. In that context, we view our marketing, advertising, brand development & brand awareness activities as part of a larger campaign to serve to stimulate consumer demand. To meet this demand, we plan to increase product availability via our increasing distributor network who will promote and place the product for retail purchase and consumption. Our go to market strategy is predicated on the unprecedented capability and value of digital advertising. From the capability perspective, social media platforms such as Facebook enables us to: 1) tailor messaging to various targeted audiences based on demographics, interests and geography; 2) build a database from the targeted audience that offered a positive response for future harvesting; and 3) execute on a cost basis that is a mere fraction of traditional media. Search advertising offers a different kind of targeting and conversion, for example by "interest" predicated on search terms, such as "sorghum whiskey" or "gluten free whiskey"—direct descriptors of our James FC Hyde Sorgho Whiskey®. Again at an deeply discounted cost compared to traditional marketing methods. With an exclusive focus in the U.S. Market, our campaign to drive brand awareness and demand will continue to depend on digital advertising, and on an increasingly larger scale. We will continue with Facebook as the foundation, both tapping into and growing our almost 38,000 Facebook "Like" fans. Our on the ground, brick and mortar activities are prioritized according to states in which we believe we possess some kind of Home Field Advantage ("HFA"). Examples include New Jersey, the state in which we manufacture our product, Tennessee, where our sorghum is sourced, and Kansas, the country's leading producer of sorghum. Once a state is classified as having a HFA , we work to identify potential distributors who may be a good fit with our brand and mission. We target distributors that specialize in selling craft brands as opposed to the well-known, national brands. In pitching to distributors, our goal is to be the most distributor friendly brand in the industry. We then work to support our distributors by intensifying the relevant digital ad campaign, facilitating the movement of Sorgho Whiskey® from the distributor's warehouse to retail outlets. In addition to our integrated strategy of digital ads supporting on the ground brick and mortar distributors, we expect to do "traditional" on the ground event and activities. These include trade shows, whiskey tasting events, distributor sales force training, bartender events, and product tastings organized within retail outlets. While we believe there is still a need for these events, and there is value in them when properly utilized, we fully expect the lion's share of our marketing budget will will be invested in our integrated campaign of coordinated digital advertising supporting actual events on the ground. The United Sorghum Checkoff Program ("USCP") represents America's sorghum growers nationally. It is a "producer-funded organization dedicated to improving the sorghum industry through research, promotion and education." See http://www.simplysorghum.com We have been a participant in USCP'S Cooperative Branding program since 2016 and recipient of a $5,000 grant in 2016, $2,500 in 2017 and additional $5,000 in 2018. The Cooperative Branding program affords advertising grants to active participants.As our progress with James FC Hyde Sorgho Whiskey® has advanced, our relationship with USCP has strengthened. Witness, our recent invitation to attend the 2017 Commodity Classic in San Antonio, cosponsored by USCP, and to pour samples of our Sorgho Whiskey® in their booth. Our intention is to continue to strengthen this relationship, striving for the greatest level of advocacy we can earn from USCP. With USCP in the lead, we believe we can gain vast and endearing support within the sorghum grower community through this network. We also intend to pursue co-marketing relationships with other producers of sorghum value added products. An example is Silver Palate Kitchen of Dumont NJ, which is now marketing a cereal brand, Grain Berry, with ONYX Sorghum. We believe anybody that spreads the word of the virtue of sorghum benefits the sorghum community as a whole. Our goal is to coordinate these campaigns and activities to leverage up the value of each advertising dollar invested.

Government/Regulatory Approval and Compliance of the Distillery

The Company relies upon a third party licensed distiller –Jersey Artisan Distilling— for production and sales. Distilleries in the United States are subject to extensive federal, state and local laws and regulations, which are subject to change over time, including but not limited to the Federal Alcohol Administration Act, U.S. Customs Laws, Internal Revenue Code of 1986, and the Alcoholic Beverage Control Laws of all fifty states. The U.S. Treasury Department's Alcohol and Tobacco Tax and Trade Bureau ("TTB") regulates the production, blending, bottling, sales and advertising, and transportation of alcohol products. The Distillery's production operations are regulated by the state of New Jersey, and its sales and marketing activities are regulated by each state in which it markets products. Also, each state regulates the advertising, promotion, transportation, sale and distribution of alcohol products within its jurisdiction. The TTB Permit does not need to be renewed annually, whereas the New Jersey distiller's license is renewed every 12-month period. The Company and JAD are also subject to U.S. regulations on the advertising, marketing and sale of beverage alcohol. Labeling of spirits is also regulated in many markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. All beverage alcohol products sold in the U.S. must include warning statements related to risks of drinking beverage alcohol products. The distribution of alcohol-based beverages is also subject to extensive federal and state taxation in the U.S. The Distillery's licenses and permits could be revoked, suspended, or denied renewal cause at any time if the government determines that the Distillery's conduct violates applicable regulations. The Company believes that it and JAD is/are in material compliance with applicable federal, state and other regulations. However, the Company and JAD operate in a highly regulated industry which may be subject to more stringent interpretations of existing regulations. Future compliance costs due to regulatory changes could be significant. The Distillery is dependent on the following regulatory approvals:• Distillery's TTB Basic Permit, which was first granted in 2013. • Distillery's NJ Craft Distillery license, which was first granted in 2013. Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company and/or JAD. Such expenditures were approximately $1,000 for JAD in 2016. No material change is expected in fiscal year 2017.Ongoing Reporting Compliance The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

Cash in Bank/Burn Rate

On December 30, 2018 the Company had approximately $50,000 in available cash and averages a burn rate of approximately below $15,000 per month. Our current runway is approximately three months.

Financials

Epec - James F.C. Hyde Sorgho Whiskey has financial statements ending December 31 2018. Our cash in hand is $427, as of December 2019. Over the three months prior, revenues averaged $20,000/month, cost of goods sold has averaged $8,000/month, and operational expenses have averaged $20,000/month.

At a Glance

January 1 to December 31

$143,580 +91%
Revenue

-$441,483
Net Loss

$1,050,330 [7%]
Short Term Debt

$533,650
Raised in 2018

$427
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Sorghum is the primary ingredient of history's oldest and most popular spirit, Chinese Baijiu, and now we're using it to make a brand new type of American whiskey the world has never tasted. James F.C. Hyde Sorgho® Whiskey's unique combination of flavor and aroma notes delight the palate, whether neat, on the rocks, in classic cocktails like a Manhattan or to inspire new world class cocktails. But don't just take our word for it–The Whiskey Wash gave us a 5/5 rating, a best in category.

To pioneer a new category of American whiskey that rivals bourbon and rye. We believe sorghum will revolutionize the liquor industry, and we plan to lead the charge. Our team is led by a world renowned mixologist and business executives who have built multi-million dollar businesses. Sorgho Whiskey is already distributing in 10 states, including the 4 largest US spirits markets of CA, TX, FL and NY, and we're planning to launch in 3 more major states this year.

Milestones

Epec Holdings, Inc. (f/k/a Epec Biofuels Holdings, Inc.) was incorporated in the State of Florida in October 2008.

Since then, we have:

- Over $3.0 million invested from over 1,000 investors in nearly a decade to get to this point in our development.
- Distribution in 10 U.S. test market states has been reduced to focused effort on 3 spirits markets of TX, NJ and NY.

- Case volume of James FC Hyde Whiskeys in 2019 was 70% higher than in 2018.
- A Reg CF offering raised over $130,000 in early 2019.
- A Secured Debt offering raised over $150,000 in 2019
- Partnerships with America's sorghum growers. including National Sorghum Producers and United Sorghum Checkoff Program

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $143,580 compared to the year ended December 31, 2018, when the Company had revenues of $75,319. Our gross margin was 54.08% in fiscal year 2019, compared to 45.64% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,079,937, including $427 in cash. As of December 31, 2018, the Company had $1,144,183 in total assets, including $60,858 in cash.
- *Net Loss.* The Company has had net losses of $441,483 and net losses of $639,500 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,200,330 for the fiscal year ended December 31, 2019 and $1,127,321 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $1,768,775 in equity and $756,109 in convertibles.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We plan to raise capital within 3 months conducting a Reg D offering with a recently hired investment banker Aeon Capital of Middletown NJ. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of $1,000,000 in securities offered in our planned Reg D offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Epec Holdings, Inc. (f/k/a Epec Biofuels Holdings, Inc.) cash in hand is $427, as of December 2019. Over the last three months, revenues have averaged $20,000/month, cost of goods sold has averaged $8,000/month, and operational expenses have averaged $20,000/month, for an average burn rate of $8,000 per month. Our intent is to be profitable in 18 months.

In early 2019 raised approximately $135,000 with a RegCF. Raised an addition $150,000+ in secured convertible loan.

We expect revenues to continue to climb and expenses to increase but at a slower pace resulting in greater contribution margin and lower cash burn rate. However as sales grow, barreled inventory must age in advance of sales so its maturity coincides with increases in demand.

We've raised approx. $3.0 million since 2010 of which approx $850K was through reg CF crowdfunding and the remainder was Reg D private placements.

Principals have been making contributing capital when necessary. In early 2020 we've engaged an investment banker to assist us with capital raising with our goal to raise up to $1,000,000.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -307%

Gross Margin: 54%

Return on Assets: -41%

Earnings per Share: -$0.00

Revenue per Employee: $143,580

Cash to Assets: 0%

Revenue to Receivables: 425%

Debt Ratio: 111%

2019IncomeStatement.pdf

2019balancesheet.pdf

EPEC Holdings Inc 12-31-18 and 17 unaudited Income Statement.pdf

EPEC Holdings Inc 12-31-18 and 17 unaudited Balance sheet.pdf

Risks

1. The proceeds of the Offering may be insufficient. The Company believes that the maximum offering amount of $255,000 will be sufficient to fund the Company's operations and further development and investment in the sorghum supply chain and production cycle. However, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, the proceeds of the Offering may be insufficient for such purpose. In such event, we would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing shareholders may experience dilution and the new securities may have rights, preferences and privileges senior to those of our common stock.

2. We have not prepared any audited financial statements of the Company. Regulation Crowdfunding does not require us to provide audited financials in this offering. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

3. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

4. The Securities are being offered pursuant to certain exemptions from registration for crowdfunding transactions and if any of the requirements for the exemption are violated, the Company and the investors may become subject to liability under the Securities Act of 1933, as amended, and other federal and state securities laws. The Securities are being offered pursuant to an exemption from registration, which is available for crowdfunded offerings. Specifically, issuers may only sell up to approximately $1 million worth of securities within a twelve-month period. Investors in a crowdfunding offering may invest no more than their individually permitted amount within a twelve-month period. In order to avail itself of the exemption from registration, the Company must also sell the Securities through a qualified broker or funding portal. If any of the conditions for the exemption are violated, the Investors and Company may have exposure to liability under federal and state securities laws.

5. Negative events in the crowdfunding industry may subject the Company to reputational harm, or increased regulatory oversight, increasing the risk of financial liability and additional compliance requirements resulting from adverse regulatory actions. Any highly-publicized events or regulatory inquiries concerning potential fraudulent offerings or other schemes designed to harm investors through crowdfunding can be expected to result in negative publicity for crowdfunded companies, increased scrutiny and oversight of companies that avail themselves of the crowdfunding exemption, as well as potential new rules and regulations. This may make it more difficult to succeed with the Company's business plan or attract new investors and may result in an increase in operational and compliance costs or otherwise limit the Company's ability to engage in certain activities. We may also be adversely affected as a result of new or revised legislation or regulations imposed by the Securities and Exchange Commission, other U.S. governmental regulatory authorities, the Financial Industry Regulatory Authority or other self-regulatory organizations that supervise the financial markets in general. This could impact our ability to conduct its business with third parties, obtain future financing and could decrease the pool of potential investors seeking to participate in any future crowdfunding offerings.

6. There is uncertainty about the Jumpstart Our Business Startups Act of 2012, including Regulation Crowdfunding, and its interpretation and implementations remain to be tested. We are relying on a newly created financing program (equity crowdfunding). The application of the crowdfunding exemptions and its implementation and interpretation remains to be fully tested. As a result, potential investors will not have the benefit of relying on precedent in making their investment decision and will face some uncertainty about the validity of their investment. In the event the Securities and Exchange Commission determines that we incorrectly interpreted the crowdfunding exemption in this crowdfunded offering, we may be required to offer rescission rights for these securities and this crowdfunded offering and our financial condition may be in jeopardy.

7 The Company is a holding company with limited operating history. We may never successfully execute our business plan and, as a result, you will lose your entire investment amount. Epec is a holding company whose subsidiaries are early stage companies with limited operating history. To date, our primary focus has been on strategic investments in the sorghum supply chain. We recently entered the market for alcohol beverages with a new product, Sorgho Whiskey®. In doing so, we may fail to successfully market and promote our business, develop our products or manage growth. Successfully marketing and promoting our product is a complex and uncertain process, dependent on the efforts of management, outside consultants and general economic conditions, among other things. Accordingly, you should consider the Company's prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Investors should carefully consider the risks and uncertainties that a new company with little or no operating history will face. In particular, potential investors should consider that there is a significant risk that we will not be able to: (i) implement or execute our current business plan, or our business plan is sound; (ii) maintain our anticipated management and advisory team; (iii) raise sufficient funds in the capital markets to effectuate our business plan; (iv) control the costs of growing the business; and/or (v)... more

8 The Company has limited operating history upon which you can base your investment decision. We are an early stage venture and therefore has a limited history of performance, financials and experience managing growth for you to base your investment decisions. Our ability to generate sufficient revenue will depend upon whether we can further develop and commercialize our current products and make the transition from a start-up to an operating company. The Company's assumptions and expectations regarding our ability to market our services and products, develop our technology and compete with large competitors may be incorrect and as such we may have difficulty growing the Company.

9 We depend on our independent wholesale distributors to distribute our products. The failure or inability of any of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations. We are required by law to use state-licensed distributors or, in certain states known as "control states," state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with a limited number of wholesale distributors; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. We currently distribute our products in Florida, New York, New Jersey, Kansas, Massachusetts, California, Texas, Illinois, Nevada and Wyoming. If we fail to develop and maintain good relations with distributors, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. In addition, all of our distributors also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products,... more

10 We depend on a third-party suppliers to maintain the quality and cost of our products, including Sorgho Whiskey®. Jersey Artisan Distillery (the "Distillery"), a subsidiary of Epec Holdings, is dependent on third-party suppliers for key ingredients such as Sorghum Syrup, packaging materials and production inputs, and its use of natural ingredients exposes it to weather and crop reliability. In addition, since the Distillery's production relies on the use of agricultural products, many outside factors, including weather conditions, farmers' rotation of crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. Our product is also exposed to the quality of the crops of agricultural products each year, and significant failure of a crop would adversely affect its costs. Further, if suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Any termination or an adverse change in the terms of these supplier relationships could have a negative impact on our business.

11 We have a name and logo that are not well known. Our distributor's ability to sell our brand depends on the ready acceptance by the consuming public of a trade/brand name and logo of a new spirit category–Sorgho Whiskey®. Further, any products or brands we may develop in the future are unlikely to have established extensive recognition. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our product will be well received by the consuming public and relevant markets.

12 The Company's obligations pursuant to future debt obligations could impair its liquidity and financial condition. The Company will require additional financings and may incur substantial debt in the future to fund all or part of its capital requirements. Any future debt obligations would impact our ability to satisfy our other obligations, execute our business plan, and raise additional working capital, if needed. As a result, we would be more vulnerable in the event of a downturn in our business prospects and have limited ability to react to changes in the Company's industry. Further, we could be forced, in the event we were to default under any such loan agreement subjecting our assets to foreclosure, to seek protection under bankruptcy laws, which could harm our future operations and overall financial condition.

13 Substantial disruption to production at our manufacturing and distribution facilities could occur. A disruption in production at the Distillery's manufacturing facility, or a disruption at the facilities of the Distillery's suppliers or distributors, some of whom may also be Affiliates to the Company, could adversely affect the Distillery's business, results of operations and financial condition. A disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect the Distillery's business, results of operations and financial condition.

14 The Distillery is subject to governmental regulations affecting distilleries and tasting rooms. Federal, state and local laws and regulations govern the production, distribution, and sale of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships, and various other matters. To operate its production facilities, the Distillery must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. The Distillery's tasting room is subject to alcohol beverage control regulations that require the Distillery to maintain a license that may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of Distillery's tasting room, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may result in revocation of the applicable license or permit (thereby restricting the Distillery's... more

15 We are offering Convertible Notes and not direct equity interests in the Company. The Convertible Notes will convert into equity securities in the event that the Company: 1) sells Equity to outside investors where we raise at least $1 Million; 2) we sell all the company's assets, merge with another company or are taken over by another company; 3) the Convertible Note's Maturity Date is realized; or 4) initial public offering. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors.

16 Investors in the Convertible Notes will have no voting rights, even upon conversion of the Securities into CF Shadow Series Securities. Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Series Securities. Upon such conversion, CF Shadow Series Security holders will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Series Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. Thus, Investors will never be able to freely vote upon any director or other matters of the Company. Only those willing to entrust all decisions to others should invest.

17 The Distillery's licenses are subject to revocation. The Distillery, and its products, are regulated and licensed at the federal and state levels. Revocation of federal licensing would force the Distillery to cease its current operations. Revocation of licensing by a state could force the Distillery to cease sales and marketing in that state.

We are at risk because we do not have a diversified merchandise mix. The great majority of our assets will be committed to developing and marketing a single product in a single industry under a single brand – James FC Hyde® Sorgho Whiskey®. Accordingly, because we have few other assets or products that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name. We may, at any time, elect to discontinue use of the Sorgho Whiskey® brand name or change our products, services, or concepts.

18 If retailers and consumers are not willing to accept our product and pricing, we will be unable to grow our business. Our business depends largely upon the acceptance of our product by potential distributors, retailers and consumers. If we are unable to successfully market our product to these groups, we will be unable to grow our business and may face bankruptcy. A significant or sustained decline in volume or selling price of rum, whiskey and bourbon brands would likely have a negative effect on our growth and our stock price. Should we not be successful in our efforts to maintain and increase the relevance and acceptance of our brand in the minds of today's and tomorrow's consumer, our business and operating results could suffer.

19 Securities with superior rights may be offered in the future. In the future, it is likely that the Company will issue securities with rights superior to those associated with the securities purchased in the current round of funding. Those rights could include, but will not necessarily be limited to, the right to receive dividends, the right to participate in management, the right to receive preferential distributions on the sale of the Company, the right to be protected from dilution, and preemptive rights.

20 Demand for our product may be adversely affected by many factors, including changes in consumer preferences and trends. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health initiatives, product innovations, changes in vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers' willingness to purchase distilled spirits or cause a shift in consumer preferences toward beer, wine or non-alcoholic beverages. Our success depends in part on fulfilling available opportunities to meet consumer needs and anticipating changes in consumer preferences with successful new products, branding, and product innovations.

21 Our business is highly competitive. Competition presents an ongoing threat to the success of our business. Many factors may prevent us from competing successfully. We compete on the basis of product taste, quality and composition, brand image, price, service, and ability to innovate in response to consumer preferences. The global spirits industry is highly competitive and is dominated by several large, well-funded international companies. It is possible that our competitors may either respond to industry conditions or consumer trends more rapidly or effectively or resort to price competition to sustain market share, which could adversely affect our sales and profitability.
We will be competing with many large, entrenched producers who are resistant to change and new entrants into the market. Many of our competitors have established market acceptance and have far greater financial resources, experience, proven operating histories and larger staffs than we do. Our competitors may develop products that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. We expect to face strong competition from both well-established spirits companies and small, independent producers.

22 Our business is subject to many regulations and noncompliance is costly. The production, marketing and sale of alcoholic beverage products, including contents, labels and packaging, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, our operating partners may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Further, any legal or regulatory actions relating to the Company or its operating partners' current or past business operations, including employee actions, licensing, disclosure, sales practices, regulatory compliance and compensation agreements, tax liabilities, or governmental or administrative investigations and proceedings in the context of the Company's regulated sectors of activity, could materially adversely affect our results of operations and financial conditions. Any adverse publicity associated with any noncompliance may further damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling,... more

23 There is no public trading market for the Securities and none may develop. There is no public or private market for the Securities or for any other securities we may issue and there can be no assurance that any such market would ever develop. There is, therefore, no assurance that the Securities can be resold at all, or near the offering price. Each Purchaser will be required to represent that he or she is acquiring such Securities for investment and not with a view to distribution or resale, that he or she understands that the Securities are not freely transferable and, in any event, that he or she must bear the economic risk of an investment in the Securities for an indefinite period of time because the Securities have not been registered under the Act or applicable state securities laws. The Securities cannot be resold unless they are subsequently registered or an exemption from registration is available.

24 The Company's securities will not be transferable for a period of one year, other than in limited circumstances. The Company's securities are subject to restrictions on transfer. You will not be able to transfer the Company's securities for a period of one year from the date of purchase, subject to limited exceptions including transfers to the Company, to an accredited investor, to a member of your family or in connection with death or divorce or other similar circumstances, in the discretion of the Commission or in an offering registered with the Securities and Exchange Commission. Thus, you should be prepared to hold any securities you purchase in this offering subject to these restrictions.

25 Although dependent on certain key personnel, we do not have any key man life insurance policies on such persons and does not intend to obtain such insurance in the near future. The Company is dependent upon our founders, executives, and key employees in order to conduct its operations and execute its business plan. In particular, we rely on the skills and expertise of our Master Distiller, Brant Braue, whom we believe is one of the most experienced distillers of sorghum molasses in the world, and his knowledge of our business and industry would be difficult to replace. If Mr. Braue, or one of our other founders, executive officers or significant employees terminates their relationship with the Company, we may not be able to replace their expertise, fully integrate new personnel or replicate the prior working relationships, and the loss of their services might significantly delay or prevent the achievement of our business objectives. Further, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disabilities. Therefore, in the event of death or disability of key persons, the Company will not receive any compensation and the loss of their services will negatively affect the Company and its operation.

26 Investors will not be entitled to any inspection rights or information other than those required by Regulation Crowdfunding. You will not have the right to inspect the books and records of the Company or receive financial or other information beyond what is required by Regulation Crowdfunding as convertible note holders are not considered shareholders. Other equity holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put convertible note holders at a disadvantage compared to other security holders.

27 Our failure to protect our trademarks and trade secrets could compromise our competitive position and decrease the value of our brand portfolio. Our business and prospects depend, in part, on our ability to develop favorable consumer recognition of our brands and trademarks. Although we apply for registration of our brands and trademarks, they could be imitated in ways that we cannot prevent. Also, we rely on trade secrets and proprietary know-how, concepts and formulas. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and result in a judgment or monetary damages being levied against us. We do not maintain non-competition agreements with all of our key personnel or with some of our key suppliers. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how or recipes, the appeal, and thus the value of our brand portfolio could be reduced, negatively impacting our sales and growth potential.

28 The price of the securities and other terms of the offering have been arbitrarily determined by the Company. The offering price for the Securities has been determined solely and arbitrarily by the Company. No independent studies with respect to feasibility, management or marketing by a disinterested person have been considered in determining the Company's capital requirements or plans of operations. Therefore, there can be no assurance that the capital raised will be adequate for the execution of our business plan and the other objectives of the Company or that additional capital will not be required in the future.

The price at which you purchase the Securities may not be indicative of the value of our Company. You may be unable to sell your Securities at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment. Without a public market, the value of the Company and the value of the Securities may fluctuate significantly in the future. The trading price, if any, of the securities upon conversion to equity that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay. Any of the risks described herein, or otherwise, could have a material adverse effect on our sales and profitability and the value of our common stock. In addition, economic conditions around the world and especially the United States as a whole, could... more

29 Although our financial statements have been prepared on a going concern basis, we must raise additional capital to fund our operations in order to continue as a going concern.
Artesian CPA, LLC, our independent registered public accounting firm for the fiscal year ended December 31, 2017, has included an explanatory paragraph in their opinion that accompanies our reviewed consolidated financial statements as of and for the year ended December 31, 2017 and 2016, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional equity or debt capital, or likely a combination of the two. Even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future and we cannot provide any assurance that we will be successful in doing so.

30 The offering materials may include forward looking statements but there can be no assurance that the results and events contemplated by forward-looking statements will, in fact, transpire. Forward-looking statements can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond the Company’s control. Actual results could differ significantly from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in offering materials will in fact transpire. You are cautioned to not place undue reliance on these forward-looking statements.

Investing in startups companies is highly speculative (risky). The following is not intended to be a comprehensive list nor a substitute for discussing the risks of specific investment opportunities with your professional advisors, including your legal, tax and financial advisors. We also encourage you to read the Securities and Exchange Commission’s Investor Bulletin which provides important information to investors interested in investing in crowdfunding offerings SEC Investor Bulletin: Crowdfunding YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD... more

31 Nevada Market Development Tethered to Untested Device

A substantial portion of present and future sales in the critically important Nevada market are tethered to a coffee dripping device being used as a James FC Hyde Sorgho Whiskey cocktail mixer capable of making a practical and consistent quality Old Fashioned (or other whiskey cocktails). We have limited experience with the device with but a single successful deployment with it. Should the device be unable to function as we anticipate, it will have an adverse effect on Southern Glazer's Wine and Spirits in Nevada.

32 Ron Miller is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

33 James R. Hyde is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

34 Glenn Pohs is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

35 Steven Relis is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

36 Steven W. Heller is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

37 Brian Van Flandern is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

38 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

39 The Company is a party in a dispute with a former Jersey Artisan vendor. A suit has been filed in a county court.

The Company is a party in a dispute with a former partner in Jersey Artisan. No suit has been filed.

The Company believes the claims are without merit, has retained counsel and is vigorously defending against the claims.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
James R. Hyde	Co-Vice Chairman of the Board @ Senior Director of Intercontinental Exchange	2010
Steven Vanechanos	Executive Chairman @ Epec Holdings Inc	2009
Glenn Pohs	Director @ Managing Partner of Pohs Capital, LLC	2012
Brian Van Flandern	Director @ Author	2014

Officers

OFFICER	TITLE	JOINED
Ron Miller	CEO, President, Co-Vice Chairman	2011
Steven Vanechanos	Executive Chairman	2009
Steven Relis	CFO and Treasurer	2008
Steven W. Heller	Secretary	2008

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2019	$135,000	Convertible Note
05/2019	$135,365	Convertible Note
11/2018	$182,600	Convertible Note
07/2018	$53,500	Convertible Note
04/2018	$297,550	Convertible Note
10/2017	$222,354	Convertible Note
03/2017	$356,275	Priced Round
06/2012	$370,000	Priced Round
02/2012	$600,000	Priced Round
10/2009	$25,000	Priced Round
10/2009	$417,500	Priced Round

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/30/2018	$297,550	3.0%	0.0%	$4,812,500	04/30/2019
07/31/2018	$53,500	3.0%	0.0%	$4,500,000	08/01/2020
11/30/2018	$182,600	3.0%	0.0%	$5,750,000	11/30/2018
04/30/2019	$135,000	6.0%	0.0%	$6,500,000	04/30/2021

Outstanding Debts

None.

Related Party Transactions

On August 12, 2015, one of the Company's directors, Glenn Pohs advanced $25,000 to pay for various activities of the Company. Such amounts are payable upon demand and accrue interest at 10% per annum. As of December 31, 2017 accrued and unpaid interest totaled $5,966.

As a result of the loan the Company agreed to extend the expiration date and reduce the strike price of approximately 700,000 warrants. The expiration date was extended to Dec 31, 2020 and the strike price was reduced to $.05 / share.

Use of Funds

$50,000	6% Offering expenses including 6% Wefunder intermediary fee 30% Inventory accumulation 30% Marketing34% Working capital
$100,000	6% Offering expenses including 6% Wefunder intermediary fee5% Repayment of debt 25% Inventory accumulation 25% Marketing 39% Working capital

$255,000	6% Offering expenses including 6% Wefunder intermediary fee 5.9% Repayment of debt 25.5% Inventory accumulation25.5% Marketing31.2% Working capital5.9% Scale sorghum in Kansas

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Shadow Common B	20,000,000	13,781,399	No
Preferred	5,000,000	0	No
Common A	200,000,000	106,389,725	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.